Agile Growth Corp.

Riverside Center

275 Grove Street, Suite 2-400

Newton, MA 02466

March 8, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agile Growth Corp. Registration Statement on Form S-1 File No. 333-252655

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agile Growth Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Wayne Williams, of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7135, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jay Bhatt
Name: Jay Bhatt
Title: Chief Executive Officer